E*TRADE Funds

                               4500 Bohannon Drive

                              Menlo Park, CA 94025

                              _______________, 2000

E*TRADE Asset Management, Inc.
4500 Bohannon Drive
Menlo Park, CA  94025

Dear Sirs:

      This will confirm the agreement between the undersigned (the "Trust") and E*TRADE Asset Management, Inc. (the "Administrator") as follows:

1. The Trust is an open-end investment company which currently has eight separate investment portfolios, listed on Exhibit A, all of which are subject to this agreement (each a "Portfolio").

2. In exchange for good and sufficient consideration receipt of which is hereby acknowledged, the Administrator hereby agrees to pay directly, waive its fees under its Administrative Services Agreement with respect to each Portfolio and reimburse each Portfolio to the extent that the costs and expenses incurred or allocated to such Portfolio would exceed the amounts listed on Exhibit A and hereby waives all legal right and title to recoup any such fee waivers, expense reimbursements or any other payments made hereunder. Nothing herein shall be deemed to require the Administrator to waive fees, make reimbursement or pay expenses with respect to a Portfolio's pro rata expenses allocated against such Portfolio's interest in any master fund.

      3. For purposes of clarification, the Administrative Services Agreement is hereby modified to provide that all of the expenses described in Section 2(c) (including but not limited to toll charges and special services) shall be paid fully directly by the Administrator without reference to any amount payable by any Portfolio. The Administrator waives any right to recoup such expenses. The Trust shall also bear the expenses and fees of the Trust's trustees who are not affiliated with E*TRADE Group, Inc. or entities controlled by it, provided that such expenses shall be subject to the waiver provided in Section 2(d) of the Administrative Services Agreement and the waiver and reimbursement provided in
Section 2 of this Agreement.

4. Nothing herein contained shall be deemed to require the Trust or the Portfolios to take any action contrary to the Trust's Trust Instrument or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Portfolios.

5. This Agreement shall remain in effect so long as the Administrative Services Agreement is in effect, provided that the waiver to recoup any waivers, expense reimbursements or other payments hereunder shall survive the termination hereof. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby. All liabilities of the Trust are limited to the assets of the Series to which they relate, and no shareholder or trustee shall have personal liability for the liabilities of the Trust.

            If the foregoing correctly sets forth the agreement between the Trust and the Administrator, please so indicate by signing and returning to the Trust the enclosed copy hereof.

                                    Very truly yours,

                                    E*TRADE FUNDS

                              By:
                                      Name:

                                     Title:

ACCEPTED AND AGREED:

      E*TRADE ASSET MANAGEMENT, INC.

By:
      Name:
      Title:



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                                    EXHIBIT A

Portfolio                                                        Expense

E*TRADE Global Titans Index Fund...................................0.60%